CREO CAPITAL SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

| | |
|---|---|
| REVENUE | |
| Success fees | $ 2,810,071 |
| TOTAL REVENUE | 2,810,071 |
| EXPENSES | |
| Compensation, Officer | 1,146,667 |
| Compensation, Other | 688,081 |
| Occupancy | 35,306 |
| Other expense | 58,725 |
| Communication | 7,493 |
| Professional fees | 27,137 |
| Taxes and licenses | 13,628 |
| TOTAL OPERATING EXPENSES | 1,977,037 |
| NET INCOME | $ 833,034 |

See report of independent registered public accounting firm and
notes to financial statements.